SEC LETTER TO REAL STREET BUILD-TO-RENT FUND I, LLC

Issuer Response to Letter dated December 19, 2023

Amendment No. 2 to Offering Statement on Form 1-A

SEC COMMENT	ADDRESSED BY
RISK FACTORS
Control by Management, page 8
1. We note your response to prior comment 3. Please expand your disclosure to describe the disparity between Class A Units and Class B Units in controlling the operations of the company. Specifically, we note that the Class B Units allow for more significant control over the operations of the company when compared to the Class A Units.

This Risk Factor now includes the following text:

“… Investors should be aware of the disparity between Class A Units and Class B Units regarding controlling the operations of the Company. Specifically, the owners of the Class B Units will retain significant control over the operations of the Company when compared to owners of Class A Units. Pursuant to Section 5.1 of the Company’s Operating Agreement, the “business and affairs of the Company shall be managed, and all its powers shall be exercised by or under the direction of the Manager.” The Manager is Real Street Capital Manager, LLC which owns 100% of the Class B Units.”

Potential Conflicts of Interest, page 8
2. We note your disclosure that “[t]he potential conflict is mitigated by limiting any such greater amounts to what is reasonable and not in excess of the customary management fees which would be paid to an independent third party.” Please clarify how you will determine what is reasonable and what is a customary management fee of an independent third party.

This Risk Factor now includes the following text:

“… To determine what is reasonable and a customary management fee of an independent third party, the Company will research the management fees charged to comparable, unrelated real estate funds, and this may include research of similar offering circulars on the SEC’s EDGAR system filed pursuant to Regulation A.”

Financial projections may be wrong, page 13
3. We note your response to prior comment 4 and your disclosure that the company does not currently own any business personal property or real property of any material significance. As it appears that any property you acquire and develop would represent a fundamental change in the offering circular disclosure, please state in the offering circular that you will file a post qualification amendment to Form 1-A to disclose any such acquisition, including appropriate financial statements. See Rule 252(f)(2).

This Risk Factor now includes the following text:

“… Additionally, upon acquisition of its first Property, the Company will file a post-qualification amendment to its Form 1-A to disclose such acquisition, including appropriate financial statements. …”

GENERAL
4. We note your response to prior comment 14. Please also describe the provision relating to waiver of jury trial.

The following Risk Factor has been added to the Form 1-A/A:

“The Company’s Operating Agreement requires a waiver of jury trial.

Sections 19.9.15 and 19.9.17 of the Company’s Operating Agreement require Members of the Company to waive their rights to a jury trial, including claims under U.S. Federal securities laws. Subject to the mediation and arbitration provisions described above, Members of the Company have a right to litigate claims through a court solely before a judge. These provisions may result in less favorable litigation outcomes than if a claim was heard in front of a jury. The enforceability of jury waiver provisions can be uncertain, and to the extent these provisions apply to federal securities laws claims, Investors cannot waive compliance with federal securities laws and associated rules and regulations.”